UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024

Commission File Number 0-28584

Check Point Software Technologies Ltd.
(Translation of registrant’s name into English)

5 Shlomo Kaplan Street, Tel Aviv, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Form S-8 File Nos. 333-132954, 333-207335, 333-211113, 333-228075, 333-235322, 333-240141, 333-276518 and 333-278473.

MEDIA CONTACT:	INVESTOR CONTACT:
Gil Messing	Kip E. Meintzer
Check Point Software Technologies	Check Point Software Technologies
press@us.checkpoint.com	ir@us.checkpoint.com

Gil Shwed Takes on the Role of Executive Chairman of the Board of
Directors, Nadav Zafrir Becomes CEO at Check Point Software Technologies

Tel Aviv, Israel – December 16, 2024  – Check Point Software Technologies Ltd. (NASDAQ: CHKP), a pioneer and global leader of cyber security solutions, today announces the transition of Gil Shwed into the role of Executive Chairman of the Board of Directors, and the appointment of Nadav Zafrir as the company’s new Chief Executive Officer, starting December 16th.

“Check Point embarks on a new chapter, with my transition into my new role as Executive Chairman and the appointment of Nadav as the company’s new CEO. I’ve known Nadav for many years and he is the perfect fit to lead Check Point to new heights,” said Mr. Shwed. “I have full confidence in the company’s strategy, strength, leadership and employees, and we will work together to ensure this new journey brings even more success than we’ve achieved so far.”

“I am honored to join Check Point as its new CEO,” said Mr. Zafrir. “To lead an iconic cyber security company at such a pivotal time for our industry is both a privilege and a profound responsibility. Our world relies on trust, and Check Point’s mission to establish and protect that trust has never been more critical. We are uniquely positioned to live up to this mission, and shape the future of the cyber security industry. I thank Gil for his confidence and visionary leadership and I am grateful to have him as a partner and mentor as our Chairman.”

Most recently, Mr. Zafrir was the co-founder and managing partner at Team8, a company-building venture group focused on cyber security, data & AI, fintech, and digital health. Prior to Team8, Mr. Zafrir established the IDF’s Cyber Command and served as Commander of the elite Unit 8200, eventually retiring as a Brigadier General. He is a board member of SolarEdge Technologies (after serving as chairman for five years), and has also served on the boards of 14 private cyber security companies.

Follow Check Point via:
LinkedIn: https://www.linkedin.com/company/check-point-software-technologies
Twitter: https://www.twitter.com/checkpointsw
Facebook: https://www.facebook.com/checkpointsoftware
Blog: https://blog.checkpoint.com
YouTube: https://www.youtube.com/user/CPGlobal

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leading AI-powered, cloud-delivered cyber security platform provider protecting over 100,000 organizations worldwide. Check Point leverages the power of AI everywhere to enhance cyber security efficiency and accuracy through its Infinity Platform, with industry-leading catch rates enabling proactive threat anticipation and smarter, faster response times. The comprehensive platform includes cloud-delivered technologies consisting of Check Point Harmony to secure the workspace, Check Point CloudGuard to secure the cloud, Check Point Quantum to secure the network, and Check Point Infinity Platform Services for collaborative security operations and services.

Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements. Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our expectations regarding Check Point’s leadership transition process, future growth, the expansion of Check Point’s industry leadership, the enhancement of shareholder value and the delivery of an industry-leading cyber security platform to customers worldwide. Our expectations and beliefs regarding these matters may not materialize, and actual results or events in the future are subject to risks and uncertainties that could cause actual results or events to differ materially from those projected. The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 2, 2024. The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check Point Software Technologies Ltd.

By:	/S/ Roei Golan
Name:	Roei Golan
Title:	Chief Financial Officer

Date: December 16, 2024